April 15, 2008

Mr. Michael Fay

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Papa John’s International, Inc.
File No. 000-21660
Form 10-K: For the Fiscal Year Ended December 30, 2007
Form 8-K: February 26, 2008

Dear Mr. Fay:

We are writing in response to your letter dated April 3, 2008, commenting on the above-referenced Form 10-K and Form 8-K.  For your convenience, we have repeated each of the staff’s comments below, in italics, together with the subheadings used in your letter.  Each comment is followed by our response to that comment.

Form 10-K: For the Fiscal Year Ended December 30, 2007

Unit Economics

1.  We note that average cash flow is a non-GAAP measure since it excludes depreciation.  Similarly, average restaurant operating income is a non-GAAP measure since it is not calculated using operating income from continuing operations.  Accordingly, please provide the disclosures required by Item 10 of Regulation S-K.  Please provide us your intended disclosure.

In future filings, we will no longer provide a quantification of average cash flow (restaurant operating income plus depreciation) or average restaurant operating income,

which we understand to be the basis for this comment.  Instead, we will revise the presentation in our future filings to read substantially as follows:

“Unit Sales and Investment costs

In 2007, the 541 domestic Company-owned restaurants included in the full-year’s comparable restaurant base generated average sales of $836,000.  Domestic franchise sales on average are lower than company-owned restaurants as a higher percentage of our company-owned restaurants are located in more heavily penetrated markets.

The average cash investment for the 20 domestic Company-owned restaurants opened during the 2007 fiscal year, exclusive of land, was approximately $270,000, excluding the tenant allowances that we received.  We expect the average cash investment for the 10 to 15 domestic Company-owned restaurants expected to open in 2008 to be approximately $270,000, excluding any anticipated tenant improvement allowances.  Substantially all domestic restaurants do not offer dine-in areas, which reduces our restaurant capital investment.”

Consolidated Statements of Cash Flows

2.  Please quantify for us the significant components of your 2007 purchases of property and equipment, except for amounts that are directly attributable to the 24 company-owned restaurants that were opened during the year.

We have enclosed as Attachment A a summary of the significant components of 2007 purchases of property and equipment by reporting segment.

Note 7.  Goodwill and Other Intangible Assets

3.  We note that approximately $20.7 million of your goodwill balance is allocated to your “international operations” segment.  We also note that your goodwill impairment analyses performed during the 2007 and 2006 fiscal years did not result in the recognition of an impairment charge during either year.  Per Footnote 2 to your financial statements, the recoverability of indefinite-lived intangible assets (i.e., goodwill) is evaluated annually, or more frequently if impairment indicators exist, based upon comparisons of a) the fair value of each reporting unit derived from its discounted cash flows to b) the carrying value of each respective reporting unit.  In this regard, please tell us why the “loss(es) from continuing operations before income taxes,” which have been experienced by your “international operations” segment during each of the last three fiscal years, did not result in the recognition of an impairment charge during fiscal year 2007 or fiscal year 2006.  As part of your response, please tell us i) whether goodwill is allocated to and measured for impairment based upon more than one reporting unit included within your “international operations” segment, ii) the amount of goodwill that has been allocated to each reporting unit within your “international operations” segment, if applicable, and iii) whether certain reportable units have contributed disproportionately to the operating losses realized by your “international operations” segment.  In addition, provide us with a copy of your most recent goodwill analysis performed for your “international operations” segment.

Our international operations are composed of four reporting units. The 2007 operating losses associated with these units are as follows (in 000’s):

Reporting Unit	2007 Losses

China operations	$(810)
United Kingdom operations	(6,455)
Mexico operations	(366)
Other (franchise sales and support activities)	(1,103)
Total	$(8,734)

The international goodwill balance of $20.7 million at December 30, 2007 was associated with two of our reporting units, as follows (in 000’s):

Reporting Unit	Goodwill Balance

China operations	$3,587
United Kingdom operations	17,161
Total	$20,748

For impairment purposes, we analyzed the recoverability of goodwill on a reporting unit basis (i.e., China and our United Kingdom operations (also known as PJUK) were analyzed separately). Our analyses, which concluded no impairment adjustments were necessary, are as follows:

China operations

The goodwill associated with our China operation resulted from our acquisition of five restaurants and a quality control center in this market in December 2006. As a part of the acquisition we prepared a cash flow projection for the next ten years which indicated that we would obtain a return in excess of 12% on our investment.  The loss of $810,000 in 2007 was less than one-half of our initially projected losses for that year, as our operating results were better than initially forecasted. Our 2007 work papers concluded that we did not need to formally update our cash flow projections in 2007 for our China operation as the operating results were better than the original forecast. Additionally, we concluded that there was substantial growth and opportunity for this market.  Based on these factors, we concluded that an impairment of goodwill had not occurred.

United Kingdom operations (PJUK)

Our analysis of the goodwill associated with our United Kingdom operations was more complex. As more fully described below and in the attached analysis, we concluded that an impairment charge was not warranted at December 30, 2007 based on our expectations for PJUK with the implementation of our strategic plan during 2006. Furthermore, we engaged an outside valuation firm to assess the fair value of PJUK at December 30, 2007. This outside firm concluded the fair value of PJUK exceeded its carrying value.

In order to provide an indication of the process we performed, we have enclosed the following documents as supplemental information, which will not be included with the electronic filing due to the confidentiality of certain data:

1.               Attachment B — PJUK background information.  This September 25, 2007 memo, which is an excerpt from our interim work papers, provides background information of our PJUK business, including historical profitability and losses and our plan to develop the market.

2.               Attachment C — December 4, 2007 memo.   The attachment provides our analysis of the estimated fair value of PJUK that we performed as of September 25, 2007. The key assumptions and conclusions identified in the attachment are discussed below for your convenience.

Key assumptions and conclusions

We knew that at the end of the year we would have a combined total of approximately 100 restaurants in England and Ireland (considered as our PJUK operation).  In order to meet the goals of our strategic plan for PJUK, our primary goal is to add new units to achieve economies of scale to support our infrastructure. In order to estimate the fair value of our PJUK operation, we developed five scenarios over a ten year period, each of which were given an equal 20% weighting. Additionally, we used a 10.5% discount rate, which was based on our estimated weighted cost of capital as determined by an outside investment bank (Bank of America) during 2007. See Attachment C for additional information concerning other assumptions.

A summary of the five scenarios used in our analysis is as follows:

i.                  Build a net 20 stores (the majority of the new restaurants are franchise units) in both 2008 and 2009, and 15 to 30 stores each year for the next seven years (no openings in the tenth year). We would end up with 300 stores in the UK (of which 15 of the stores are company-owned) and 40 franchise stores in Ireland. This is our most optimistic scenario.

ii.               Build a net 15 stores in both 2008 and 2009, increasing to 20 to 25 stores over the next five years, decreasing to 5 store openings in both years eight and nine

(no openings in the tenth year). Total stores in the United Kingdom at the end of 2017 would approximate 250 stores (of which 15 of the stores are company-owned) and an additional 40 stores in Ireland. This is the plan that we consider the most likely to occur and is the basis of the plan that was presented to the Board of Directors in August 2007.

iii.            This scenario assumes that we divest the Papa John’s business to a “master franchisee”. PJI’s situation is unique from most companies that divest a business because even when we sell the business to a franchisee, we are still involved in the on-going operations as the franchisor (e.g. we collect a royalty stream).  The estimated fair value under this scenario considers the royalty stream that we would collect in future years.  This is a rather complicated scenario since we have to estimate the value that we can receive from the sale of the business and then consider the royalty income, net of associated support costs, to be collected in the future.

We estimated that we would receive a certain amount from the sale of the business at the end of 2008 and would continue to receive an on-going royalty stream from the “master franchisee”.  We believed our estimate of the price collected at the time of sale was reasonable based on the forecasted discounted cash flows earned by the master franchisee.  In addition, we also considered the sale of our Perfect Pizza business in March 2006.  We received approximately $13.0 million from the sale of 110 franchised Perfect Pizza restaurants and the commissary building (approximately $8.0 million was received in cash at the completion of the sale and $5.0 million as a note to be paid to us over five years).  In this situation, we would be selling the rights to own and franchise Papa John’s restaurants in the United Kingdom and Ireland.  As noted above, at the end of December 2007, there were approximately 100 Papa John’s restaurants (approximately 10 to 15 company-owned units and the remainder are franchised units) in the UK and Ireland.  Under this assumption, the hypothetical buyer would not be purchasing a commissary building as with the sale of Perfect Pizza, but would inherit the supply contract we have with our vendors that provides the ability to earn similar income from commissary sales to franchisees.  We also believe that owning the rights to the Papa John’s concept in the United Kingdom has much more long-term value than the rights to the Perfect Pizza concept.

Under this scenario, we assumed PJI would still collect a 1.0% royalty for the first five years, increasing to 1.5% after five years from the new franchisee (i.e. the buyer).  PJI would also collect the royalty income from the franchisee in Ireland and the balance of the $5.0 million note due from Smartfirst (the company that bought Perfect Pizza).

iv.           Build a net 15 stores in both 2008 and 2009, increasing to 20 to 25 per year over the next five years, decreasing to 5 store openings in both years eight and nine with no openings in the tenth year (same growth assumptions as scenario

ii). Total stores in the United Kingdom at the end of 2017 would approximate 250 (of which 15 of the stores are company-owned) and an additional 40 stores in Ireland. The primary difference between this plan and scenario ii is that this option forecasts lower per store sales.

v.              This is our worst-case scenario, as this scenario results in a lower number of total units than the other scenarios.  Assumes we build a net 15 stores in both 2008 and 2009, increasing to 20 to 25 per year over the next four years, decreasing to 5 openings in year seven and zero openings in years eight through ten. Total stores in the United Kingdom at the end of 2017 would approximate 220 (of which 15 of the stores are company-owned) and an additional 40 stores in Ireland. This scenario assumes the same per store sales results as scenario iv.

We continue to believe we will ultimately achieve the growth plans, and the associated financial results, contained in scenario i or ii. We made significant progress in improving both company-owned and franchise restaurant operations during 2006 and 2007 and have experienced success in signing development agreements to build new units. We are presently on track with our strategic plan and the pizza category continues to grow in the UK. One of our primary competitors, Dominos, has over 400 units in the UK and has plans for continued growth. The Papa John’s brand has been successful in the US (i.e. we are very competitive with Dominos) and we believe our success will carry over into the UK.

The results of our weighted analysis indicated that the estimated fair value of PJUK exceeded the carrying value by approximately $330,000.  We concluded that we should obtain a third party valuation, as discussed below, since our analysis indicated that the carrying value and fair value were approximately the same.

3.               Attachment D — Independent third party report. As noted above, we elected to obtain a third party analysis of the fair value of our PJUK reporting unit. We chose BBP Partners from Cleveland, Ohio to perform the fair value calculation. A copy of BBP’s report, as well as our summary memo at year-end is enclosed.

As reflected in Attachment D, BBP’s approach was to assume that we sold PJUK to a master franchise.  BBP’s estimated fair value of PJUK exceeded the carrying value by approximately $900,000 (fair value of $18.2 million, excluding the note due from the buyer of Perfect Pizza, as compared to a carrying value of $17.3 million).  Accordingly, based on both BBP’s and our analysis, we concluded that an impairment charge was not warranted at December 30, 2007. However, on page 28 of the above referenced Form 10-K, we included this situation as a “Critical Accounting Policy and Estimate” and described our plans to increase the number of Papa John’s restaurants in the United Kingdom.  In addition, we disclose in our MD&A and Note 2 of our financials of the above referenced Form

10-K that if our initiatives are not successful, future impairment charges could occur.

Form 8-K: February 26, 2008

Highlights, page 2

4.  You disclose a non-GAAP measure “Net Income, excluding noted items.”  Consequently, please provide the disclosures required by Item 10(e)(1) of Regulation S-K, including the reasons why you believe that presentation of this measure provides useful information to investors regarding your financial condition and results of operations.  In addition, since your measure excludes recurring items, please consider the guidance to question and answer eight of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.  Please provide us your intended disclosure.

In the past we have explained in narrative form the impact of discontinued operations, the 53rd week of operations (which only occurs once every five or six years), BIBP’s operating results and the settlement of any income tax issues without using a table.  Historically, we have explained these specific items so that a financial reader can assess and understand the impact of the items on the reported financial results.  However, during 2007, we were informed by several financial readers that the discussion of these material items without a table was confusing since the readers were not sure how to assess the impact of these items in comparison to the prior year.  Many financial readers informed us that presentation of these items in a table along with explanations would be helpful for their understanding. We concluded the best approach to address these concerns was to describe each item and the impact on net income (and EPS) for both years.  We then summarized the items in a table in an effort to quantify, for the readers in an understandable method, the impact of these items.  Our goal was to ensure that the table provided equal or greater prominence to net income in accordance with GAAP.  Accordingly, the table starts with net income per GAAP and then includes each of the identified items.

We believe we met the requirements of Item 10(e) and the issues addressed in question 8 of the SEC’s guidance concerning the use of Non-GAAP financial measures.  However, in order to address the concerns that have been raised by the staff’s comment, in future filings if we determine we need a table to summarize the impact of items similar to the above, we will include the table in the back of the earnings press release in the “Summary Financial Data” section with a similar approach that we use in disclosing EBITDA.

The future disclosure included in the “Summary Financial Data” section of the earnings press release would include the following footnote:

The company included the above table to summarize the impact on net income and earnings per share for 2007 and 2006 of discontinued operations, the BIBP cheese purchasing entity, the 53rd week of operations and the finalization of certain income tax issues.  The net income excluding these items should not be construed as a substitute for net income or a better indicator of the company’s net income or earnings per share in accordance with accounting principles generally accepted in the United States (GAAP).  The table is provided herein to provide additional information with respect to the company’s operating performance excluding these items.  The exclusion of these items is not a defined term by GAAP and as a result may not be comparable to similar measures used by other companies.

Comparable Sales, System-wide sales and Unit Count, page 9

5.  Please remove system-wide restaurant sales as a combined total, consistent with the intention stated in your October 16, 2003 correspondence to us.

Many financial readers have stated to us that system-wide restaurant sales is an important metric in determining the size and breadth of a restaurant chain that has both company-owned and franchised operations.  We have informed the readers that the information is provided in separate footnotes of Item 6, Financial Information, of the Annual Report on Form 10-K.  Many of these financial readers have commented that it is not easy to find and summarize the total system-wide sales since we segregate the sales between domestic company-owned sales; domestic franchise sales, international company-owned sales and international franchise sales.  Accordingly, we summarized the information in the earnings press release to address the concerns raised by the various financial readers.  We believed by including the information under the “system-wide sales” heading and segregating company-owned sales from franchise sales, we had addressed the SEC’s concerns in regards to this issue.

However, in future filings we will no longer present system-wide sales as a combined total.

******

As requested in your letter dated April 3, 2008, we confirm the following:

Papa John’s International, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filing; and

Papa John’s International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for consideration in reviewing the above responses to the comments contained in the letter dated April 3, 2008.  Please direct any further comments or requests for additional information to my attention at 502-261-4753.

Sincerely,

Papa John’s International, Inc.

/s/ J. David Flanery
J. David Flanery
Senior Vice President, Chief Financial
Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

Enclosures

cc:	Tom Schoenbaechler, Ernst & Young
Alan Dye, Hogan & Hartson LLP
John Beckman, Hogan & Hartson LLP
Clara Passafiume, Papa John’s International, Inc.
Joe Smith, Papa John’s International, Inc.

Attachment A - Summary of Property and Equipment Additions for 2007

We have summarized the additions by reporting segment (in 000’s):

Domestic restaurants:
Property and equipment for 20 opened restaurants	$5,246
Installation of new ovens (115 restaurants)	3,684
Relocated restaurants (12 restaurants)	2,532
Remodeling and other capital replacements at our company-owned restaurants	4,945
Restaurant Point of Sale technology and equipment	1,992
Total domestic restaurants		18,399

Domestic commissaries:
Equipment and purchased software for 10 domestic commissaries		2,509

International, substantially comprised of the property and equipment associated with 4 opened restaurants and restaurants under construction		1,656

All others is comprised of print equipment and purchased software		1,280

Unallocated corporate:
Information systems:
Hardware	3,217
Purchase of outside software for the human resources, finance and other departments	2,990
Labor capitalized on development of internally developed software	608
Other - Campus Property	489
Total unallocated corporate		7,304

Total Property and Equipment Additions		$31,148